Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: May 09, 2006

List of materials

Documents attached hereto:


i) Press release announcing Sony's PLAYSTATION(R)3 Launches on November 11, 2006 in Japan

ii) Press release announcing Sony's PLAYSTATION(R)3 Launches on November 17, 2006 in North America

iii) Press release announcing Sony's PLAYSTATION(R)3 Launches on November 17, 2006 across mainland Europe and Australasia



                           PLAYSTATION(R)3 LAUNCHES
                        ON NOVEMBER 11, 2006 IN JAPAN
                 Equipped with Blu-ray and Pre-Installed HDD
          Available at JPY59,800 (20GB HDD) and Open Price (60GB HDD)

Los Angeles, May 8, 2006 - Sony Computer Entertainment Inc. (SCEI) announced today that it would launch PLAYSTATION(R)3 (PS3) in "Clear Black" in Japan on November 11, 2006, as part of a worldwide simultaneous launch.

   PS3 is the most advanced computer system that serves as a platform to enjoy next generation computer entertainment contents in the home, realized through the combination of Cell and RSX(R) processors, in addition to the playability of a vast catalog of PlayStation(R) and PlayStation(R)2 software titles.

   Having Giga-bit Ethernet and a pre-installed hard disk drive (HDD) as standard in PS3, users will be able to download a variety of contents as well as access on-line games and services over the network.

   Equipped with basic input/output ports, PS3 supports a broad range of displays from conventional NTSC/PAL standard TVs to the latest full HD (1080i/1080p) flat panel displays, offering the joy of the most advanced computer entertainment contents to homes around the world. For use in living rooms, maximum heat and noise reduction has been achieved with a noise level equivalent to that of the current slim-line PlayStation 2.

   With the overwhelming computational power of the Cell processor, PS3 is capable of playing back content from Blu-ray (BD) disc at a bit rate of multiplex 48Mbps with ease, the maximum bit rate defined in BD standards.

   The new controller for PS3 has been created by refining and improving the world's most popular PlayStation controller which has shipped more than several hundred million units worldwide. The controller for PS3 employs a high-precision, highly sensitive six-axis sensing system that is capable of processing all parameters within the controller itself, thereby eliminating the need for any additional settings on the display system. By applying this technology, it will become possible to freely control the PS3 system over the network.

   While further enhancing the joy of entertainment on PlayStation 2 and PSP(R) (PlayStation(R)Portable), SCEI will vigorously promote PS3 as the next generation computer entertainment platform.


About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R) (PlayStation(R) Portable) handheld entertainment system and the upcoming, much-anticipated PLAYSTATION(R)3 system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PLAYSTATION 3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.

PlayStation, PLAYSTATION, PSP and RSX are registered trademarks of Sony Computer Entertainment Inc. All other trademarks are property of their respective owners.


PLAYSTATION(R)3
---------------
Product name                          PLAYSTATION(R)3
CPU                                   Cell Processor
GPU                                   RSX(R)
Sound                                 Dolby 5.1ch, DTS, LPCM, etc. (Cell-based
                                      processing)
Memory                                256MB XDR Main RAM, 256MB GDDR3 VRAM
HDD           2.5" Serial ATA            O (20GB)             O (60GB)
I/O           USB 2.0                                 O (x4)
              MemoryStick /SD/           -                    O
              CompactFlash
Communication Ethernet                O (x1 / 10BASE-T, 100BASE-TX, 1000BASE-T)
              IEEE 802.11 b/g            -                    O
              Bluetooth 2.0 (EDR)                     O
Wireless controller (Bluetooth)                       O
AV Output     Screen size                   480i, 480p, 720p, 1080i, 1080p
              HDMI OUT                   -                    O (x1 /
                                                                HDMI NextGen)
              AV MULTI OUT                            O (x1)
              DIGITAL OUT (OPTICAL)                   O (x1)
BD/DVD/CD     Maximum Read Speed      BD 2x (BD-ROM)
Drive
(Read Only)                           DVD 8x (DVD-ROM)
                                      CD 24x (CD-ROM)
                                      SACD 2x
Dimensions                            Approximately 325mm (W) x 98mm (H) x 274mm
                                      (D)
Weight                                Approximately 5 kg


* Storage media ("Memory Stick", SD memory card, and CompactFlash) are sold separately.
* "Dolby" is a trademark of Dolby Laboratories.
* "DTS" is a trademark of Digital Theater Systems, Inc.
* "CompactFlash" is a trademark of SanDisk Corporation.
* "HDMI" is a trademark of HDMI Licensing LLC.
* "Blu-ray Disc" is a trademark.
* "Bluetooth" is a trademark of Bluetooth SIG, Inc.
* "Memory Stick" is a trademark of Sony Corporation.
* "PLAYSTATION" is a registered trademark of Sony Computer Entertainment Inc.
* All other trademarks are the property of their respective owners.

(c)2006 Sony Computer Entertainment Inc. All rights reserved.
Design and specifications are subject to change without notice.



                           PLAYSTATION(R)3 LAUNCHES
                    ON NOVEMBER 17, 2006 IN NORTH AMERICA
                  Equipped with Blu-ray and Pre-Installed HDD
            United States: US $499 (20GB HDD) and US $599 (60GB HDD)
               Canada: CAN $549 (20GB HDD) and CAN $659 (60GB HDD)

Los Angeles, May 8, 2006 - Sony Computer Entertainment America (SCEA) announced today that it would launch PLAYSTATION(R)3 (PS3) in "Clear Black" in North America on November 17, 2006, as part of a worldwide simultaneous launch.

    PS3 is the most advanced computer system that serves as a platform to enjoy next generation computer entertainment contents in the home, realized through the combination of Cell and RSX TM processors, in addition to the playability of a vast catalog of PlayStation(R) and PlayStation(R)2 software titles.

    Having Giga-bit Ethernet and a pre-installed hard disk drive (HDD) as standard in PS3, users will be able to download a variety of contents as well as access on-line games and services over the network.

    Equipped with basic input/output ports, PS3 supports a broad range of displays from conventional NTSC/PAL standard TVs to the latest full HD (1080i/1080p) flat panel displays, offering the joy of the most advanced computer entertainment contents to homes around the world. For use in living rooms, maximum heat and noise reduction has been achieved with a noise level equivalent to that of the current slim-line PlayStation 2.

    With the overwhelming computational power of the Cell processor, PS3 is capable of playing back content from Blu-ray (BD) disc at a bit rate of multiplex 48Mbps with ease, the maximum bit rate defined in BD standards.

    The new controller for PS3 has been created by refining and improving the world's most popular PlayStation controller which has shipped more than several hundred million units worldwide. The controller for PS3 employs a high-precision, highly sensitive six-axis sensing system that is capable of processing all parameters within the controller itself, thereby eliminating the need for any additional settings on the display system. By applying this technology, it will become possible to freely control the PS3 system over the network.

    While further enhancing the joy of entertainment on PlayStation 2 and PSP TM (PlayStation(R)Portable), SCEA will vigorously promote PS3 as the next generation computer entertainment platform.


About Sony Computer Entertainment America Inc.
Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) and PS one TM game console, the PlayStation(R)2 computer entertainment system, the PSP TM (PlayStation(R)Portable) system and the upcoming, much-anticipated PLAYSTATION(R)3 system. Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets and distributes software for the PS one game console, the PlayStation 2 computer entertainment system and the PSP system for the North American market. Based in Foster City, Calif. Sony Computer Entertainment America Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc. More information can be found online at http://www.us.playstation.com

PlayStation and PLAYSTATION are registered trademarks and RSX and PSP are trademarks of Sony Computer Entertainment Inc. All other trademarks are property of their respective owners.


PLAYSTATION(R)3
---------------
Product name                          PLAYSTATION(R)3
CPU                                   Cell Processor
GPU                                   RSX TM
Sound                                 Dolby 5.1ch, DTS, LPCM, etc. (Cell-based
                                      processing)
Memory                                256MB XDR Main RAM, 256MB GDDR3 VRAM
HDD           2.5" Serial ATA             O (20GB)             O (60GB)
I/O           USB 2.0                                 O (x4)
              MemoryStick /SD/            -                    O
              CompactFlash
Communication Ethernet                O (x1 / 10BASE-T, 100BASE-TX, 1000BASE-T)
              IEEE 802.11 b/g             -                    O
              Bluetooth 2.0 (EDR)                       O
Wireless controller (Bluetooth)                         O
AV Output     Screen size                   480i, 480p, 720p, 1080i, 1080p
              HDMI OUT                    -                    O (x1 /
                                                                 HDMI NextGen)
              AV MULTI OUT                              O (x1)
              DIGITAL OUT (OPTICAL)                     O (x1)
BD/DVD/CD     Maximum Read Speed      BD 2x (BD-ROM)
Drive
(Read Only)                           DVD 8x (DVD-ROM)
                                      CD 24x (CD-ROM)
                                      SACD 2x
Dimensions                            Approximately 325mm (W) x 98mm (H) x 274mm
                                      (D)
Weight                                Approximately 5 kg

* Storage media ("Memory Stick", SD memory card, and CompactFlash) are sold separately.
* "Dolby" is a trademark of Dolby Laboratories.
* "DTS" is a trademark of Digital Theater Systems, Inc.
* "CompactFlash" is a trademark of SanDisk Corporation.
* "HDMI" is a trademark of HDMI Licensing LLC.
* "Blu-ray Disc" is a trademark.
* "Bluetooth" is a trademark of Bluetooth SIG, Inc.
* "Memory Stick" is a trademark of Sony Corporation.
* "PLAYSTATION" is a registered trademark of Sony Computer Entertainment Inc.
* All other trademarks are the property of their respective owners.

(c)2006 Sony Computer Entertainment Inc. All rights reserved.
Design and specifications are subject to change without notice.



                            PLAYSTATION(R)3 LAUNCHES
           ON NOVEMBER 17, 2006 ACROSS MAINLAND EUROPE AND AUSTRALASIA
                    Equipped with Blu-ray and Pre-Installed HDD
                Available at EUR499 (20GB HDD) and EUR599 (60GB HDD)

Los Angeles, May 8, 2006 - Sony Computer Entertainment Europe (SCEE) announced today that it would launch PLAYSTATION(R)3 (PS3) in "Clear Black" throughout mainland Europe and Australasia on November 17, 2006, as part of a worldwide simultaneous launch.

    PS3 is the most advanced computer system that serves as a platform to enjoy next generation computer entertainment contents in the home, realized through the combination of Cell and RSX TM processors, in addition to the playability of a vast catalog of PlayStation(R) and PlayStation(R)2 software titles.

    Having Giga-bit Ethernet and a pre-installed hard disk drive (HDD) as standard in PS3, users will be able to download a variety of contents as well as access on-line games and services over the network.

Equipped with basic input/output ports, PS3 supports a broad range of displays from conventional NTSC/PAL standard TVs to the latest full HD (1080i/1080p) flat panel displays, offering the joy of the most advanced computer entertainment contents to homes around the world. For use in living rooms, maximum heat and noise reduction has been achieved with a noise level equivalent to that of the current slim-line PlayStation 2.

    With the overwhelming computational power of the Cell processor, PS3 is capable of playing back content from Blu-ray (BD) disc at a bit rate of multiplex 48Mbps with ease, the maximum bit rate defined in BD standards.

    The new controller for PS3 has been created by refining and improving the world's most popular PlayStation controller which has shipped more than several hundred million units worldwide. The controller for PS3 employs a high-precision, highly sensitive six-axis sensing system that is capable of processing all parameters within the controller itself, thereby eliminating the need for any additional settings on the display system. By applying this technology, it will become possible to freely control the PS3 system over the network.

    While further enhancing the joy of entertainment on PlayStation 2 and PSP TM (PlayStation(R)Portable), SCEE will vigorously promote PS3 as the next generation computer entertainment platform.


About Sony Computer Entertainment Europe Ltd.
Sony Computer Entertainment Europe (SCEE), based in London, is responsible for the distribution, marketing and sales of PlayStation(R)2 and PSP TM (PlayStation
(R)Portable) software and hardware in 104 territories across Europe, the Middle East, Africa and Oceania. SCEE also develops, publishes, markets and distributes entertainment software for these formats, and manages the third party licensing programs for the platforms in these territories. Between its European debut on 24th November 2000 and the end of March 2006, over 38 million PlayStation(R)2 consoles have been shipped across the SCEE territories, over 103 million worldwide, making it one of the most successful consumer electronic products in history. Between its European debut on 1st September 2005 and the end of March 2006, over 5 million PSP systems have been shipped across the SCEE territories, with over 17 million shipped worldwide since its Japanese launch in December 2004.

More information about PlayStation products can be found at www.playstation.com and www.yourpsp.com or visit the Virtual Press Office at www.scee.presscentre.com.

PlayStation and PLAYSTATION are registered trademarks and RSX and PSP are trademarks of Sony Computer Entertainment Inc. All other trademarks are property of their respective owners.


PLAYSTATION(R)3
---------------
Product name                          PLAYSTATION(R)3
CPU                                   Cell Processor
GPU                                   RSX TM
Sound                                 Dolby 5.1ch, DTS, LPCM, etc. (Cell-based
                                      processing)
Memory                                256MB XDR Main RAM, 256MB GDDR3 VRAM
HDD           2.5" Serial ATA             O (20GB)             O (60GB)
I/O           USB 2.0                                   O (x4)
              MemoryStick /SD/            -                    O
              CompactFlash
Communication Ethernet                O (x1 / 10BASE-T, 100BASE-TX, 1000BASE-T)
              IEEE 802.11 b/g             -                    O
              Bluetooth 2.0 (EDR)                       O
Wireless controller (Bluetooth)                         O
AV Output     Screen size                   480i, 480p, 720p, 1080i, 1080p
              HDMI OUT                    -                    O (x1 /
                                                                 HDMI NextGen)
              AV MULTI OUT                              O (x1)
              DIGITAL OUT (OPTICAL)                     O (x1)
BD/DVD/CD     Maximum Read Speed      BD 2x (BD-ROM)
Drive
(Read Only)                           DVD 8x (DVD-ROM)
                                      CD 24x (CD-ROM)
                                      SACD 2x
Dimensions                            Approximately 325mm (W) x 98mm (H) x 274mm
                                      (D)
Weight                                Approximately 5 kg

* Storage media ("Memory Stick", SD memory card, and CompactFlash) are sold separately.
* "Dolby" is a trademark of Dolby Laboratories.
* "DTS" is a trademark of Digital Theater Systems, Inc.
* "CompactFlash" is a trademark of SanDisk Corporation.
* "HDMI" is a trademark of HDMI Licensing LLC.
* "Blu-ray Disc" is a trademark.
* "Bluetooth" is a trademark of Bluetooth SIG, Inc.
* "Memory Stick" is a trademark of Sony Corporation.
* "PLAYSTATION" is a registered trademark of Sony Computer Entertainment Inc.
* All other trademarks are the property of their respective owners.

(c)2006 Sony Computer Entertainment Inc. All rights reserved.
Design and specifications are subject to change without notice.